Inuvo, Inc. Merger Announcement – Q3 2018 November 7, 2018

Operator Comments:

Welcome to the INUVO and ConversionPoint strategic combination conference call. Today’s conference is being recorded. At this time, I would like to turn the call over to Mr. Sean Mansouri of Liolios. Please go ahead, sir.

Sean Mansouri (Investor Relations) Comments:

Thank you, Operator and good afternoon. I’d like to thank everyone for joining us today for the INUVO and ConversionPoint strategic combination conference call. Today, INUVO’s Chief Executive Officer Richard Howe and Chief Financial Officer Wally Ruiz will be attending and are joined by ConversionPoint’s Chief Executive Officer Robert Tallack and Chief Financial Officer, Raghu Kilambi.

Before we begin, I’m going to review the Company’s Safe Harbor statement. The statements in this conference call that are not descriptions of historical facts are forward-looking statements relating to future events and, as such, all forward-looking statements are made pursuant to the Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and actual results may differ materially. When used in this call, the words anticipate, could, enable, estimate, intend, expect, believe, potential, will, should, project, and similar expressions as they relate to INUVO, Inc., are, as such, a forward-looking statement. Investors are cautioned that all forward-looking statements involve risks and uncertainties which may cause actual results to differ from those anticipated by INUVO at this time. In addition, other risks are more fully described in INUVO's public filings with the US Securities and Exchange Commission, including our Form 8-K filed on November 5, 2018, Form 8-K filed November 7, 2018, and Form 10-Q filed November 7, 2018 which can be reviewed at www.sec.gov.

With that, I’ll now turn the call over to CEO Richard Howe.

Inuvo, Inc. Merger Announcement – Q3 2018 November 7, 2018

Richard Howe (CEO) Comments:

Thank you, Sean and thanks, everyone for joining us today. We are exceptionally enthusiastic to discuss the impending combination of two great companies, INUVO and ConversionPoint Technologies.

ConversionPoint specializes in delivering world-class eCommerce technology solutions to leading global brands and retailers. They have offices in Newport Beach and Emeryville California, as well as an office in Minneapolis.

They did about $50 million of revenue in 2017, and were recently named by Inc. Magazine as one of the top 100 fastest growing private companies in the U.S. They have existing integrations at well-known online retailers like Walmart.com and officedepot.com, have well-respected shareholders that include Menlo Ventures, Granite and IBM.

As we have stated in the past, our artificial intelligence platform has the potential to fundamentally change the way behavioral information is collected and used. We believe it is a game changer with respect to Big Data and AI and is now expected to serve as a growth accelerator for the combined company.

Inuvo has been searching for a partner that had existing relationships that could be leveraged, access to capital and a market where the technology and data behind our IntentKey and ValidClick platforms could be better monetized and where value better reflected the intellectual property we have developed and patented.

We knew we had exceptional capabilities, we’ve just needed more capital and/or a partner that could help us leverage those capabilities.

The thesis here was simple, INUVO sits on intent data and has access to tens of thousands of Ads through relationships with the biggest tech/media companies in the world.

Inuvo, Inc. Merger Announcement – Q3 2018 November 7, 2018

ConversionPoint has Software that manages consumer engagement across the eCommerce lifecycle and the tools to take action on both intent data about consumers and the advertising used to message those consumers throughout their shopping experience.

Each company has something the other required to achieve its objective and as a result, we are coming together to capitalize on an eCommerce market that, notwithstanding a few large players, is largely devoid of the technology our combined company is expected to deliver.

We believe the appetite for these capabilities will be strong in light of the value proposition and could scale down market where the inability to compete online only becomes harder in light of this growing technological gap with those other large players.

Our first face-to-face meeting with ConversionPoint was outstanding. Not only was I infinitely impressed with their team, I was excited by the potential synergies between the two businesses, a number of which were immediately evident in that meeting.

One of the keys to the IntentKey success is the AI platforms ability to automatically build and find Lookalike audiences for brands. This generally requires a lengthy sales and technical implementation process.

We believe that ConversionPoint’s existing technology, currently in place with hundreds of well-known brands, has the capability to utilize the IntentKey with minimal changes to the existing implementations.

This means the combined company should be able to identify, describe and target new audiences for each of those clients without significant technical integration.

Further, we believe the barriers to entry will be extreme for the combined company’s competitors. Collectively, we would have 15 patents issued and 12 patents pending and a form of artificial intelligence that essentially manufactures data, proprietarily through inhouse managed datacenters where over 400,000 transactions are processed per second. We

Inuvo, Inc. Merger Announcement – Q3 2018 November 7, 2018

have existing relationships and software technology that we believe would take years and significant expense to replicate.

The timing of this potential business combination is also relevant. As discussed over the last year, we had already been shifting our focus from the supply, or publisher side of our business, in an effort to drive growth in our higher-margin demand business with the IntentKey.

During the third quarter, this supply side of the business decreased at a rate of decline faster than we had anticipated and negatively impacted revenue and our bottom line. In the context of our acquisition by ConversionPoint we do not believe this publisher facing business is strategic to our combined vision and market focus on ecommerce.

While our third quarter financial results were soft, we remain focused on growing the IntentKey. Since our last earnings release, we have signed a number of significant new brands as IntentKey customers, including a top three insurer; the preeminent brand in audio; a leading online loan marketplace and a world-renowned research hospital. These companies can do business with anybody, they chose INUVO.

For the 9-month period ending September 30, 2018 revenues were up 1% to $56.3M and Adjusted EBITDA, a non-GAAP measure was a loss of $195 thousand. Net Loss for the 9-months was $3.7 million, 9% improved year-over-year. Our third quarter earnings release is on Inuvo’s website and includes a reconciliation of non-GAAP results to GAAP results.

We expect to build off this base leading into the close of the acquisition when ConversionPoint is expected to bring with it near-term upsell opportunities to many of their existing eCommerce clients. More on that later.

Inuvo, Inc. Merger Announcement – Q3 2018 November 7, 2018

We also reported in our press release that the combined company CEO would be Robert Tallack, who joins me here today and the combined company’s CFO will be Raghu Kilambi, who is also on the call.

After closing, I will be moving to a non-operating role as Chairman, and Inuvo’s Chief Financial Officer, Wally Ruiz, and General Counsel, John Pisaris, will each be transitioning out of the Company within 6-months following the close.

I’m pleased to have Robert joining me today and would like to turn the call over to him so he can talk about our shared vision for the combined operations.

Robert Tallack CEO ConversionPoint Comments:

Thanks Rich, we share your enthusiasm for this merger and we were equally impressed with your team and the technologies INUVO has developed.

We co-founded ConversionPoint 3 years ago with the intention of creating a unified ecommerce platform to help world class retailers and brands run effective online ecommerce campaigns.

eCommerce is already a $450 billion-dollar category in the USA alone and much larger worldwide. Retailers are competing to win customers in a crowded marketplace, which is filled with individual point marketing solutions.

Amazon has been the primary example of a company that focused on technology for data collection for the purpose of improving customer engagement and ultimately conversions. Amazon ‘s first party data and consumer insight is one of the main reasons why they are such a success.

Our mission is simple, to provide Amazon level data and insight to retailers running eCommerce programs on their own websites as well as large online marketplaces such as Walmart.com

ConversionPoint already possess software technology that enhances product experience, optimizes media, enables upsell, manages logistics and can retarget consumers who leave their shopping experience before purchasing.

Inuvo, Inc. Merger Announcement – Q3 2018 November 7, 2018

As Rich correctly pointed out, what we were missing was world class A.I driven data about consumers that is not limited to their immediate shopping interests. We had insight that was limited to the current engagement with a consumer.

While we had evaluated many potential acquisition candidates, we were simply blown away by the artificial intelligence technology that underpins the IntentKey and impressed with the relationships and access to media inventory within the ValidClick platform.

We were looking for a win-win, and in INUVO, we found it in the technology, the people, the culture and the clients, and we of course saw an immediate fit within our overall strategy.

There will be a new positioning for the combined business with a hyper focus on eCommerce. We will be going to market as one of the first data powered eCommerce Platforms built around Artificial Intelligence.

Our joint plan is to combine our data sets in a manner that augments the IntentKey. Currently the ConversionPoint technologies see billions of product pageviews monthly. Through the integration with Inuvo, this information will make the IntentKey even smarter.

We will initially be targeting mid-sized eCommerce businesses with a goal to be able to serve both large and small online retailers. As Rich pointed out in his remarks, we already have online retailers like Walmart, however we also have clients like Costco, BestBuy, Dish and many more.

Operationally, we expect to organize around three segments, an online retail software segment, an A.I. Data, segment and a direct channel software segment.

Trey Barrett, INUVO’s COO, is expected to be the President of the A.I. data segment reporting directly to me.

Since our plan is to integrate INUVO data across the business, Trey’s role will be important to our future success. Existing ConversionPoint leaders will be operating the other two segments.

Inuvo, Inc. Merger Announcement – Q3 2018 November 7, 2018

From a synergy perspective, the teams have identified and continue to identify numerous potential revenue and margin enhancing collaborations. With that said, it is clear that upselling ConversionPoint online retailers and agency partners with the IntentKey offers the most revenue and margin acceleration potential, and we will be focused on delivering this synergy following the close of the transaction.

We’ve also quantified a number of expense synergies that should help the bottom line and we will be providing additional information about this as we get closer to the close of the acquisition.

We are very excited about this combination and the great fit, both technically and culturally.

I’d like to now turn the call over to Raghu Kilambi, ConversionPoints CFO to explain the transaction in more detail.

Raghu Kilambi CFO ConversionPoint Comments:

Thank you, Robert and Rich, I share your passion for this deal.

ConversionPoint offered and INUVO accepted cash and stock with a total estimated value of $75.5 million dollars, of which approximately $15.3 million would be in cash and an estimated $60.2 million would be equity of the combined company. INUVO shareholders would own roughly 29% of that combined company before any dilution from financing.

This total consideration translates into $0.45 per Inuvo share in cash and an estimated $1.77 per Inuvo share in equity. The equity component of the valuation was based on ConversionPoints most recent 2018 capital funding, which valued ConversionPoint’s shares at $9.21 per share for a total estimated equity valuation for ConversionPoint of $146 million.

A new Holding Company has been formed and both INUVO and ConversionPoint will be rolled into that Holding Company as wholly owned Subsidiaries. The Holding company’s capitalization will include approximately 6.4 million shares for INUVO stockholders and approximately 15.6 million shares for ConversionPoint stockholders for a total capitalization, pre-financing, of 22 million shares.

Inuvo, Inc. Merger Announcement – Q3 2018 November 7, 2018

The exchange ratio for INUVO shareholders associated with this new capitalization is 0.1877 shares of the Holding Company for each one Inuvo share, or approximately 5.3 Inuvo shares would equal one share of the the Holding Company after payment of $0.45 per share. For ConversionPoint shareholders, it is 0.9840 shares of the Holding Company for each one ConversionPoint share.

We are in the process of preparing to file a Form-S4 with the SEC to register the shares of common stock issued in the acquisition and we intend to file listing applications with both the NASDAQ Capital Market and TORONTO stock exchanges for the Holding Company shares.

We expect to close the transaction in the first quarter of 2019 and further expect to be able to meet the $36M capital requirement that was part of the deal through the issuance of equity and/or debt, a portion of which will be used to satisfy the cash component of the payment to Inuvo shareholders.

We’ve had strong support internally with all of Inuvo’s directors and executive officers, as well as ConversionPoint Technologies stockholders owning 70% of ConversionPoint Technologies’ outstanding shares signing support agreements in favor of the acquisition.

I’d like to now turn the call back over to Rich for closing comments.

Richard Howe CEO INUVO Comments:

Thanks Rags.

After the acquisition, we envision a combined company with technologies, data sources and industry partners capable of serving the demand for a data driven eCommerce experience across small, medium and large business segments.

I see two similar cultures with roughly 175 associates who want to win. I see a potentially lucrative upsell with the IntentKey and I see numerous revenue and expense synergies that will be fully quantified with plans of action prior to the expected close in Q1 2019.

For INUVO stockholders, we see this as not only an opportunity to obtain a fair valuation today, but also to participate in the future success of the combined operations.

Inuvo, Inc. Merger Announcement – Q3 2018 November 7, 2018

Before we move on to the Question and Answer session, I do want to proactively address any questions regarding the financing contingency in the transaction.  We are not permitted to discuss the details or status of the proposed financing due to SEC regulations other than to reiterate what was disclosed in the press release, which is that the closing of the transaction is contingent on raising $36 million in gross proceeds from the issuance of equity and/or debt by ConversionPoint, a portion of which will be used to fund the cash portion of the acquisition transaction.

I’d like to now turn the call back over to the operator for Question and Answers.

Rich Closing Comments:

Thank you for joining us today, we are excited about the future potential of this combination and pleased with this outcome for our shareholders.